

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2010

Mr. R. Gregory Lewis
Chief Financial Officer
J. Alexander's Corporation
P.O. Box 24300
3401 West End Avenue
Nashville, Tennessee 37203

> **Re:** **J. Alexander's Corporation**
> **Form 10-K for the Fiscal Year Ended January 3, 2010**
> **File No. 001-08766**

Dear Mr. Lewis:

We have completed our review of the above-referenced filing and related documents and do not have any further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief